December 29, 2005


By facsimile to (212) 698-3599 and U.S. Mail


Mr. John M. Engquist
President and Chief Executive Officer
H&E Equipment Services, Inc.
11100 Mead Road, Suite 200
Baton Rouge, LA 70816

Re:	H&E Equipment Services, Inc.
	Pre-effective Amendment 2 to Registration Statement on Form
S-1
	Filed December 19, 2005
File No. 333-128996

Dear Mr. Engquist:

      We reviewed the filing and have the comments below.

Summary Historical and Pro Forma Financial Data, page 8

1. We have reviewed your response to prior comments 1 and 2 in our letter dated December 8, 2005. We note your revised disclosures regarding the limitations associated with the use of EBITDA and Adjusted EBITDA relate more to the use of these measures as a liquidity measure rather than as a performance measure. For example, you state on the bottom of page 10 "EBITDA and Adjusted EBITDA do not reflect our cash expenditures or future requirements for capital expenditures or contractual requirements." As discussed in our previous comment, your disclosures should:

* Identify each item (depreciation, interest, taxes, etc.) that is eliminated from your non-GAAP performance measures;

* Clarify why each item is a necessary element of your costs and ability to generate revenue; and

* Provide a statement that any measure that excludes each item has material limitations.

	Revise your disclosures throughout the document as
appropriate.
Further, delete the 	phrase "or as an alternative to cash flow
from operating activities as a measure of our 	liquidity" at
the
bottom on page 10, continuing onto page 11.

Note 2.  Restructuring, Debt Resolution Agreement, page F-71

2. We note the reference to "an independent third party valuation."
If you refer to a third party, you must identify the party and obtain its consent. Otherwise, you should delete the reference to a third party. See Rule 436 of Regulation C under the Securities Act.

Recent Sales of Unregistered Securities, page II-1

3. State the number of shares that the members will receive upon conversion of the membership units. See Item 701(a) of Regulation S-
K.

4. State whether the members were accredited or sophisticated investors. If the latter, outline the access to information given to them. See Item 701(d) of Regulation S-K.

Exhibit 10.1

5. We considered your response to prior comment 15 and are unable to concur. As noted previously, absent an order granting confidential treatment, Item 601(b)(10) of Regulation S-K requires the filing of material contracts, including attachments, in their entirety. Attachments include, for example, annexes, appendices, exhibits, and schedules. Since you did not file the schedules to the exhibit, we reissue the comment to file all of the exhibit`s attachments. If you wish to include an explanatory note in addition to the schedules stating that the schedules are outdated, you may do so.

Closing

	File an amendment to the S-1 in response to the comments. To expedite our review, H&E Equipment Services may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments.
If
H&E Equipment Services thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since H&E Equipment Services and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If H&E Equipment Services requests acceleration of the registration statement`s effectiveness, H&E Equipment Services should furnish a letter at the time of the request, acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve H&E Equipment Services from its full responsibility for the adequacy and accuracy of the registration statement`s disclosures.

* H&E Equipment Services may not assert our comments or the declaration of the registration statement`s effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that H&E Equipment Services provides us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on accounting comments to Jenn Do, Staff Accountant, at (202) 551-3743 or Jeanne K. Baker, Assistant Chief Accountant, at (202) 551-3691. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551- 3728 or me at (202) 551-3760.

Very truly yours,





Pamela A. Long

Assistant Director

cc:	Bonnie A. Barsamian, Esq.
	Dechert LLP
	30 Rockefeller Plaza, 23rd Floor
	New York, NY 10112

	Kirk A. Davenport, Esq.
	Dennis Lamont, Esq.
	Latham & Watkins LLP
	885 Third Avenue, Suite 1000
	New York, NY 10022



Mr. John M. Engquist
December 29, 2005
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE